UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            People's Choice TV Corp.
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                   710847 10 4
                                 (CUSIP Number)

                                Matthew Oristano
                          c/o People's Choice TV Corp.
                          2 Corporate Drive, Suite 249
                           Shelton, Connecticut 06484
                                 (203) 929-2800
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  May 28, 1997
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of
                                                              ----
Rule 13d-1(b)(3) or (4), check the following box
                                                              ----



                                                              Page 1 of 11 pages

                                  SCHEDULE 13D


------------------------------                  --------------------------------
CUSIP No.  710847 10 4                                Page 2 of 11 Pages

------------------------------                  --------------------------------

-----------  -------------------------------------------------------------------

     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Matthew Oristano

------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                    (a) |_|

                                    (b) |_|
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS (See Instructions) AF (See Item 3)

------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS

                         2(d) or 2(e)      |_|

------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States

------------------------- -------- ---------------------------------------------
                             7     SOLE VOTING POWER
                                   1,206,635
       NUMBER OF
                          -------- ---------------------------------------------
         SHARES              8     SHARED VOTING POWER
      BENEFICIALLY                 43,065
        OWNED BY
                          -------- ---------------------------------------------
          EACH               9     SOLE DISPOSITIVE POWER
       REPORTING                   1,206,635
         PERSON
                          -------- ---------------------------------------------
          WITH              10     SHARED DISPOSITIVE POWER
                                   43,065

------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,249,700

------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES (See Instructions)                   |_|

------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             9.6%

------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON (See Instructions)
             IN
------------ -------------------------------------------------------------------

                                  SCHEDULE 13D


------------------------------                  --------------------------------
CUSIP No.  710847 10 4                                Page 3 of 11 Pages

------------------------------                  --------------------------------

------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Alda Multichannels Ltd.

------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions
                                    (a) |_|
                                    (b) |_|
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS (See Instructions) WC (See Item 3)

------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS  2(d) or 2(e)                   |_|

------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware corporation

------------------------- -------- ---------------------------------------------
                             7     SOLE VOTING POWER
                                   888,827
       NUMBER OF
                          -------- ---------------------------------------------
         SHARES              8     SHARED VOTING POWER
      BENEFICIALLY                 0
        OWNED BY
                          -------- ---------------------------------------------
          EACH               9     SOLE DISPOSITIVE POWER
       REPORTING                   888,827
         PERSON
                          -------- ---------------------------------------------
          WITH              10     SHARED DISPOSITIVE POWER
                                   0

------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             888,827

------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES (See Instructions)                   |_|

------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             6.9%

------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON (See Instructions)
             CO
------------ -------------------------------------------------------------------

                                  Introduction

     This Schedule is being filed in order to report the acquisition of an aggregate 441,600 shares of common stock, $.01 par value (the "Common Stock"), of People's Choice TV Corp. (the "Issuer") by Alda Multichannels Ltd., a Delaware corporation, through a series of purchase transactions which occurred between May 22 and June 5, 1997 (the "Transactions"). Upon consummation of the Transactions, (i) Alda increased its ownership of the Issuer's Common Stock to an aggregate 888,827 shares, an amount in excess of 5% of that class of equity security, and (ii) Matthew Oristano, a director and officer and the controlling stockholder of Alda, acquired beneficial ownership of the 441,600 shares of Common Stock purchased by Alda in the Transactions.

Item 1.       Security and Issuer.

     The class of equity securities to which this Schedule relates is the Issuer's Common Stock, $.01 par value. The Issuer is People's Choice TV Corp. and its principal executive offices are located at 2 Corporate Drive, Suite 249, Shelton, Connecticut 06484.

Item 2.       Identity and Background

     This Schedule is being filed on behalf of Alda Multichannels Ltd., a Delaware corporation ("Alda"), and Matthew Oristano ("Oristano," and, together with Alda, the "Reporting Persons").


     Oristano is a director and officer of the Issuer and a director and officer and the controlling stockholder of Alda. Oristano has a business address located at 2 Corporate Drive, Suite 249, Shelton Connecticut 06484.

     Alda is principally engaged in the wireless cable television business. The address of Alda's principal business and principal office is c/o People's Choice TV Corp., 2 Corporate Drive, Suite 249, Shelton, Connecticut 06484. Set forth below is the name, position, residence or business address, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and the citizenship of each of the executive officers of Alda, who together constitute all of the directors of Alda:

                                                         Principal        Business of      Address of
 Name                 Position       Address             Occupation       Employer         Employer              Citizenship
 ----                 --------       -------             ----------       --------         --------              -----------

 Victor Oristano      Chairman       c/o People's        Vice Chairman    Wireless Cable   People's Choice TV    U.S.A.
                                     Choice TV Corp.     of Issuer        Television       Corp.
                                     2 Corporate Drive                                     2 Corporate Drive
                                     Suite 249                                             Suite 249
                                     Shelton, CT 06484                                     Shelton, CT 06484

 Matthew Oristano     President      c/o People's        Chairman and     Wireless Cable   People's Choice TV    U.S.A.
                      and Secretary  Choice TV Corp.     CEO of Issuer    Television       Corp.
                                     2 Corporate Drive                                     2 Corporate Drive
                                     Suite 249                                             Suite 249
                                     Shelton, CT 06484                                     Shelton, CT 06484

 Mark Oristano        Vice           c/o People's        Radio Announcer  N/A              N/A                   U.S.A.
                      President      Choice TV Corp.
                                     2 Corporate Drive
                                     Suite 249
                                     Shelton, CT 06484

 Michael Oristano     Vice           c/o People's        Law              N/A              N/A                   U.S.A.
                      President      Choice TV Corp.     Enforcement
                                     2 Corporate Drive   Officer
                                     Suite 249
                                     Shelton, CT 06484

     No Reporting Person nor any other person named above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.       Source and Amount of Funds or Other Consideration

     Prior to May 22, 1997, Alda beneficially owned 447,227 shares of Common Stock (3.5% of the issued and outstanding Common Stock). Alda purchased an aggregate of 441,600 shares of Common Stock from May 22, 1997 to June 5, 1997 for an aggregate purchase price of $566,653.80. Such purchases were as follows:

               Date      Shares Purchased    Price Per Share

         May 22, 1997         1,100                $1.042
         May 23, 1997       103,000                 1.050
         May 28, 1997        50,000                 1.300
         May 28, 1997       142,000                 1.238
         May 30, 1997        10,000                 1.425
         June 3, 1997        25,000                 1.435
         June 3, 1997        30,000                 1.498
         June 4, 1997        30,000                 1.488
         June 5, 1997         2,200                 1.456
         June 5, 1997        23,300                 1.498
         June 5, 1997        25,000                 1.550

     All purchases of Common Stock set forth above were cash transactions in which Alda was the sole source of the consideration paid for the Common Stock.

Item 4.       Purpose of Transaction

     The Reporting Persons' purpose in purchasing the shares of Common Stock referenced in Item 3 above was to acquire securities which they considered to be undervalued. The Reporting Persons have no plans or proposals which relate to or would result in any of the consequences listed in paragraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.       Interest in Securities of the Issuer

     (a) and (b) Set forth in the table below are the number and percentage of shares of Common Stock of the Issuer beneficially owned by each Reporting Person and each other person named in Item 2 as of the date hereof:

                             Number of Shares       Number of Shares
                             Beneficially Owned     Beneficially Owned       Aggregate Number           Percentage of
                             With Sole Voting and   With Shared Voting and   of Shares                  Shares
Name                         Dispositive Power      Dispositive Power        Beneficially Owned         Beneficially Owned

Alda Multichannels Ltd.           888,827                       0                 888,827                    6.9%
Matthew Oristano                1,206,635(1)               43,065(2)            1,249,700(1,2)               9.6%(2)
Mark Oristano                      79,357                  26,452(3)              105,809(3)                 0.8%(3)
Michael Oristano                  105,809                  26,452(3)              132,261(3)                 1.0%(3)
Victor Oristano                   107,500(4)                6,613(5)              114,113(5)                 0.9%(4,5)



1 Includes 112,808 Shares which Matthew Oristano owns individually, 205,000 Shares which Matthew Oristano has an option to acquire within 60 days of the date hereof pursuant to stock option agreements and 888,827 Shares owned of record by Alda, of which Matthew Oristano is President, a director and the controlling stockholder.

2 The 43,065 shares of Common Stock that may be deemed beneficially owned by Matthew Oristano with shared voting and dispositive power include 6,613 shares issued to Victor Oristano and Matthew Oristano as Trustees of the Marital Trust under Article III.B.1 of the Joan M. Oristano Revocable Trust under Agreement dated March 1, 1996, 13,226 shares issued to Mark, Michael and Matthew Oristano as Trustees under the Trust Agreement dated May 3, 1983 for the benefit of Kelly Robert Oristano, 13,226 shares issued to Mark, Michael and Matthew Oristano as Trustees under the Trust Agreement dated May 3, 1983 for the benefit of Stacy Joan Oristano and 10,000 shares issued to Alda Limited Partnership, the general partner of which is a corporation controlled by Oristano.

3 The 26,452 shares of Common Stock that may be deemed beneficially owned by each of Mark Oristano and Michael Oristano with shared voting and dispositive power include 13,226 shares issued to Mark, Michael and Matthew Oristano as Trustees under the Trust Agreement dated May 3, 1983 for the benefit of Kelly Robert Oristano and 13,226 shares issued to Mark, Michael and Matthew Oristano as Trustees under the Trust Agreement dated May 3, 1983 for the benefit of Stacy Joan Oristano.

4 Includes 5,000 Shares which Victor Oristano owns individually and 102,500 Shares which Victor Oristano has an option to acquire within 60 days of the date hereof pursuant to stock option agreements.

5 All of the 6,613 shares of Common Stock that may be deemed beneficially owned by Victor Oristano with shared voting and dispositive power were issued to Victor Oristano and Matthew Oristano as Trustees of the Marital Trust under Article III.B.1 of the Joan M. Oristano Revocable Trust under Agreement dated March 1, 1996.

     (c) None.

     (d) None.

     (e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Victor Oristano, Matthew Oristano and the Issuer entered into an Agreement, dated as of October 27, 1994 (the "Blackstone Agreement"), with Blackstone Capital Partners II Merchant Banking Fund L.P., a Delaware limited partnership (the "Merchant Banking Fund"), and Blackstone Offshore Capital Partners II L.P., a Cayman Islands limited partnership (together with the Merchant Banking Fund, "Blackstone"), in connection with an investment in preferred stock of the Issuer by Blackstone. The Blackstone Agreement is attached as Exhibit 2 to this Schedule. Pursuant to the Blackstone Agreement, Victor Oristano and Matthew Oristano agreed that they and their affiliates (including Alda) would not, subject to certain exceptions, sell or otherwise transfer their shares of Common Stock prior to September 30, 1999 so as to (i) reduce the number of shares of Common Stock beneficially owned by Victor Oristano and/or his affiliates below 664,521 shares or (ii) reduce the number of shares of Common Stock beneficially owned by Matthew Oristano and/or his affiliates below 437,227 shares. This obligation terminates if Blackstone and its affiliates do not own preferred stock and/or Common Stock of the Issuer in certain minimum amounts. Victor Oristano and Matthew Oristano also agreed to use their best efforts to cause the nominating committee of the Board of directors of the Issuer to nominate and recommend to stockholders the election of persons which Blackstone is entitled to designate and to vote all shares of Common Stock owned by them and their affiliates (including Alda) in favor of the election of such persons. Victor Oristano and Matthew Oristano also agreed to vote all shares of Common Stock owned by them and their affiliates (including Alda) in favor of certain amendments to the Certificate of Incorporation of the Issuer which are necessary to give effect to the provisions contained in the stock purchase agreement pursuant to which Blackstone purchased such preferred stock and the Certificate of Designations relating to such preferred stock. These restrictions terminate if Blackstone and certain permitted transferees do not own preferred stock and/or Common Stock in certain minimum amounts.

     In exchange for Blackstone's consent to the June, 1996 merger of Alda Communications Corp. ("Alda CC") with and into the Issuer, all of the stockholders of Alda CC (including Matthew Oristano, Victor Oristano, Mark Oristano and Michael Oristano) entered into a Joinder Agreement dated June 27, 1996 (the "Joinder Agreement") with Blackstone whereby each of the stockholders of Alda CC became a party to the Blackstone Agreement. The Joinder Agreement is attached as Exhibit 3 to this Amendment.

Item 7.       Material to Be Filed as Exhibits

Exhibit
Number           Description

   1             Agreement,   dated  as  of  February  5,  1998,  between  the
                 Reporting Persons relating to the filing of a joint Schedule
                 13D.

   2 Agreement, dated as of October 27, 1994, by and among Blackstone Capital Partners II Merchant Banking Fund L.P., Blackstone Offshore Capital Partners II L.P., Matthew Oristano, Victor Oristano and Peoples Choice T.V. Corp.

   3             Joinder Agreement, dated as of June 27, 1996.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 5, 1998
                                                  /s/ Matthew Oristano
                                                  ------------------------------
                                                         Matthew Oristano



                                                  ALDA MULTICHANNELS LTD.


                                                  By:/s/ Matthew Oristano
                                                     ---------------------------
                                                           Matthew Oristano

                                  EXHIBIT INDEX


Exhibit
 Number          Description

   1 Agreement, dated as of February 5, 1998, between the Reporting Persons relating to the filing of a joint
                 Schedule 13D.

   2 Agreement, dated as of October 27, 1994, by and among Blackstone Capital Partners II Merchant Banking Fund L.P., Blackstone Offshore Capital Partners II L.P., Matthew Oristano, Victor Oristano and Peoples Choice T.V. Corp.

   3             Joinder Agreement, dated as of June 27, 1996.